SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2014

1. Date, Time and Place: On April 25, 2014, at 9 a.m., at the auditorium located at Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 19, 20 and 21, 2014, pages 89, 80 and 42, respectively, and in the “O Estado de São Paulo” newspaper, on March 19, 20 and 21, 2014, pages B9, B23 and B9, respectively.

3. Attendance: Shareholders representing more than 53.07% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Alceu Duilio Calciolari, Chief Executive Officer, Mr. Sandro Rogério da Silva Gamba, Chief Executive of Gafisa, Mr. André Bergstein, Chief Financial and Investor Relations Officer, Mr. Olavo Fortes Campos Rodrigues Junior, member of Company’s Fiscal Council, and Mr. Giuseppe Masi, bearer of the Brazilian Identity Card (RG) 15237784, enrolled with CPF/MF under No. 074.811.038-01 and enrolled with the CRC/SP under No. 1SP176273/O-7, representing the Company’s independent auditors, KPMG Auditores Independentes S.S.

4. Presiding Board: Odair Garcia Senra, President of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2013; (ii) to decide on the destination of the net profits of the fiscal year ended December 31st, 2013, and on the payment of dividends; (iii) to establish the numbers of members that shall comprise the Company’s Board of Directors; (iv) to elect the members of the Board of Directors, due to expiration of their term of office;  (v) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2014; (vi) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (vii) to elect the members of the Company’s Fiscal Council due to the expiration of the term of office; and (viii) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2014.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

2

6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2013, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on February 27, 2014, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 2”, pages 78 to 88, and in the newspaper “O Estado de São Paulo – Caderno de Economia”, pages 1 to 11, the legal term thereby having been complied with.

6.3. To approve, by majority vote and with no restrictions, the proposal to allocate the net profits concerning the fiscal year ended December 31st, 2013, in the amount of R$631,860,683.82, as follows:

(a)         To constitute legal reserve in the amount of R$31,593,034.19, as set forth in Article 193 of Law No. 6,404/76;

(b)        R$150,066,912,41, on the account of mandatory dividend, divided as follows:

(b1)        R$130,192,023,82, already distributed to the shareholders as interest on capital, on the account of dividends, according to the extraordinary balance sheet of December 3, 2013, as approved on the meeting of the Board of Directors held on December 20, 2013, which net of taxes corresponds to R$117,146,996.95;

(b2)        distribution of dividends in the amount of R$32.919.915,4569895, in addition to the interest on capital, corresponding to R$0.082486835998 per share, treasury shares excluded, being reformulated the original management proposal in view of rounding up of numbers and increase of treasury shares due to the ongoing Company’s Share Purchase Program; and

(c)         the remaining amount of R$437,155,710.35 for the statutory reserve set forth in Article 47, §2, (c) of Company’s bylaws.

6.4. To determine, by majority vote and with no restrictions, the payment of the mandatory dividend herein declared, with no monetary adjustments, on a date to be established by the Company’s Board of Directors, within the fiscal year of 2014, based on the shareholding position of (i) 04.25.2014 (after floor is closed), for shareholders holding shares traded on BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) 04.30.2014 for shareholders holding ADRs traded on the New York Stock Exchange. The shares and ADRs will be negotiated ex-dividends  as of 04.28.2014. Shareholders having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on the date to be established by the Board of Directors. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for an agency of Itaú Unibanco S.A. to update their record, which is a requirement for the receipt of dividends on the date to be established by the Board of Directors, which shall occur within at least three business days from the date the record was updated. Dividends owed to the participant shareholders of the fiduciary custody services of BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros shall be credited pursuant to the data records kept by such institution, on the date to be established by the Board of Directors.

3

6.5. To establish, by majority vote and with no restrictions, as set forth in Article 17 of Company’s Bylaws, that the Board of Directors will be comprised of 7 effective members.

6.6. To approve, by majority vote and with no restrictions, the election of the following members to the Company’s Board of Directors, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2016: (i) Odair Garcia Senra, Brazilian, widower, civil engineer, ID Card no. 3.259.126 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 380.915.938-72, resident and domiciled in the city of São Paulo, State of São Paulo, with office in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, CEP 05425-070; (ii) Cláudio José Carvalho de Andrade, Brazilian, married, business administrator, ID Card no. 04.408.508-78, Individual Taxpayers' ID (CPF/MF) no. 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Avenida Ataulfo de Paiva, 204, 10th floor, Leblon, CEP 22440-033; (iii) Guilherme Affonso Ferreira, Brazilian, separated, executive, ID Card no. 4.405.163 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 762.604.298-00, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Estados Unidos, 1,342, Jardim América, CEP 01427-001; (iv) José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, ID Card no. 4.762.308 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; (v) Maurício Marcellini Pereira, Brazilian, married, business administrator, ID Card no. 19.434 issued by CRA/Minas Gerais, Individual Taxpayers' ID (CPF/MF) 838.823.836-15, resident and domiciled in the city of Brasília, Distrito Federal, at SMPW Quadra 17, conjunto 4, lote 1, casa B, CEP 71741-704; (vi) Rodolpho Amboss, Brazilian, married, civil engineer, ID Card no. 355,703 issued by SPTC-ES, Individual Taxpayers' ID (CPF/MF) no. 742.664.117-15, resident in the United States of America, with commercial address at 1330 Avenue of the Americas, 12th floor, New York, NY, 10019, United States of America; and (vii) Francisco Vidal Luna, Brazilian, married, economist, ID Card no. 3.500.003-X issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) 107.354.298-04, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 440, Jardim Paulistano, CEP 01443-000; all of them, except for Mr. Odair Garcia Senra, as independent board members. 2 of the positions of the Board of Directors remain vacant.

6.7. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02, having the Company’s management and the shareholders who appointed them, as the case may be, declared that obtained from the appointees the information that they are in condition to make the statements as set forth in Article 2 of said CVM’s Regulation 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.8. To determine, by majority vote and with no restrictions, the limit of up to R$13,424,727.60, for the amount of the annual global compensation of the Company’s administrators for the 2014 current fiscal year, from January to December, including short-term fixed and variable compensation as well as any benefits provided or supported by the Company. This amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company's accounting and are incurred in the Stock Option Plan previously approved by the Company's shareholders at General Meeting. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

4

6.9. In view of expiration of the term of office, to approve, by majority vote and with no restrictions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 43 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2015.

6.10. Approve, by majority vote and with no restrictions, to comprise the Fiscal Council (Conselho Fiscal), electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

6.11. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.12. To establish, by majority vote, the global annual amount of R$192,000.00 to be paid as remuneration to the Company’s Fiscal Council members in office.

5

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance.

Signatures: Chairman: Odair Garcia Senra; Secretary: Renata de Carvalho Fidale; Officers of the Company: Alceu Duilio Calciolari, Sandro Rogério da Silva Gamba and André Bergstein; Member of Fiscal Council: Olavo Fortes Campos Rodrigues Junior; Representative of KPMG Auditores Independentes S.S.: Giuseppe Masi; Shareholders: CITIBANK N A ADR DEPARTMENT, ALCEU DUILIO CALCIOLARI, SANDRO ROGÉRIO DA SILVA GAMBA, ANDRÉ BERGSTEIN, ODAIR GARCIA SENRA, LUIZ CARLOS SICILIANO, ADRIANA FARHAT, TEOREMA FUNDO DE INVESTIMENTO DE AÇÕES, GWI DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES PONTE JK, FIA ALVORADA, BLACKWELL PARTNERS, LLC, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A S O V STAR F, POLO AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES, POLO FUNDO DE INVESTIMENTO EM AÇÕES, POLO MACRO FUNDO DE INVESTIMENTO MULTIMERCADO, POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND LLC, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENT FUNDS, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CF DV ACWI EX-U.S. IMI FUNDS, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND B, EMERGING MARKETS EQUITY  MGRS: PORTFOLIO 1 OFFSHORE MT LP, FLORIDA RETIREMENT SYSTEM TRUST FUND, GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FD OF GMO FD PLC, IBM 401 (K) PLUS PLAN, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INV FUND PLAN, ORBIS GLOBAL EQUITY FUND LIMITED, ORBIS INTERNATIONAL EQUITY L.P., ORBIS SICAV GLOBAL BALANCED FUND, ORBIS SICAV GLOBAL BALANCED SA FUND, ORBIS SICAV GLOBAL EQUITY FUND, PICTET - EMERGING MARKETS, PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SKAGEN GLOBAL II VERDIPAPIRFOND, SKAGEN GLOBAL III VERDIPAPIRFOND, SKAGEN GLOBAL VERDIPAPIRFOND, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSGA ACTIVE EMERGING MARKETS SECURITIES LEND QP COMMON T F, SSGA EMERGING MARKETS FUND, SSGA MSCI EMERGING MKTS SMLL CP INDEX NON-LENDING CMMN T FD, STATE STREET BANK AND TRUST COMPANY INV FDS FOR TAX EX RET PL, STATE STREET BK & TR CO INV FD F TAX EX RET PL - MSCI E M S C I S L I, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, UTAH STATE RETIREMENT SYSTEMS, VANGUARD FTSE ALL-WD EX-US SMALL-CP IDX FD, A SR OF VG INT EQ, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IDX FD e WHEELS COMMON INVESTMENT FUND.

São Paulo, April 25, 2014.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer